UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 1-5318
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
KENNAMETAL RETIREMENT
INCOME SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Kennametal Inc.
600 Grant Street
Suite 5100
Pittsburgh, Pennsylvania 15219

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits December 31, 2015 and 2014	4

Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2015	5

Notes to Financial Statements	6

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2015	18

Signatures	19

Exhibit 23.1 – Consent of Herbein + Company, Inc., independent registered public accounting firm
Exhibit 23.2 – Consent of Schneider Downs & Co., Inc., independent registered public accounting firm
Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
the Kennametal Retirement Income Savings Plan:
We have audited the accompanying statement of net assets available for benefits of the Kennametal Retirement Income Savings Plan (the "Plan") as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2014 were audited by predecessor auditors whose report dated June 24, 2015 expressed an unmodified opinion on those statements.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the year ended December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to auditing procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Herbein + Company, Inc.
Herbein + Company, Inc.
Pittsburgh, Pennsylvania
June 28, 2016

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS
INVESTMENTS, at fair value
Plan interest in The Kennametal Inc. Master Trust investments	$12,993,475	$14,422,036
RECEIVABLES
Employer contributions	25,550	30,719
Participant contributions	—	5,933
Notes receivable from participants	225,190	287,231
TOTAL RECEIVABLES	250,740	323,883
NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	13,244,215	14,745,919
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(86,525)	(130,928)
NET ASSETS AVAILABLE FOR BENEFITS	$13,157,690	$14,614,991
The accompanying notes are an integral part of these financial statements.

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Interest income on notes receivable from participants	$14,495
Contributions:
Participants	142,203
Employer	101,210
Total contributions	243,413
Total additions	257,908
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Plan interest in The Kennametal Inc. Master Trust investment loss	701,686
Benefits paid to participants	995,530
Administrative fees	17,993
Total deductions	1,715,209
NET DECREASE	(1,457,301)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	14,614,991
End of year	$13,157,690
The accompanying notes are an integral part of these financial statements.

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014
NOTE 1—DESCRIPTION OF PLAN
The following general description of the Kennametal Retirement Income Savings Plan, as amended (the Plan), is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.
GENERAL
The Plan is a defined contribution plan, established to encourage investment and savings for eligible union employees of Kennametal Inc. (Kennametal or the Company) and to provide a method to supplement their retirement income. The Plan provides these employees the opportunity to defer a portion of their annual compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code, as amended (IRC). The Plan also provides for employee after-tax Roth contributions and Company contributions. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company is the Plan sponsor.

Fidelity Management Trust Company (FMTC) serves as trustee of the Plan. Fidelity Investments Institutional Operations Company, Inc. (FIIOC) serves as the record keeper. The trustee has overall responsibility for the custody, safekeeping, and investment of the Plan assets that it holds. The Plan also provides for Company contributions. Trust investments in Kennametal Inc. capital stock shall be made via the stock fund.
ELIGIBILITY – Employees are participants in the Plan on the first day of the first payroll period subsequent to completing six (6) months of service. Under present federal income tax law, Company contributions and all earnings of the Plan do not constitute taxable income to the participants until withdrawn from the Plan by the participants (excluding where applicable, earnings on Roth contributions).
VESTING – All participant and Company contributions vest immediately.
PARTICIPANT ACCOUNTS – A separate account is maintained for each participant in the Plan. Each participant's account is credited with the participant's contributions, Company matching contributions, and the Company required basic contribution. Fixed administrative expenses are deducted quarterly from the participants' accounts. The benefit to which a participant is entitled is the balance of the participant's vested account.
CONTRIBUTIONS – The Company is required to contribute quarterly a base amount of 2% of each eligible employee's wages, which include base salary, overtime, shift differential pay, and incentive compensation. Participants may elect to contribute to the Plan from 1% to 20% of their eligible wages through payroll deductions. Employees who are age 50 or older and who exceed the annual dollar limit under the law or the Plan are eligible to make catch-up contributions. Unless otherwise amended, the Plan provides for Company matching contributions of 50% of employee contributions, excluding catch-up contributions up to 4%, also made on a quarterly basis. As such, maximum Company matching contribution is 2%. Under the Plan, the Company has the discretion to make its Company matching contributions in Kennametal Inc. capital stock.
The participants can elect to have their contributions (pre-tax, Roth, catch-up, and rollover amounts) invested in the different investment funds available under the Plan. Company contributions were invested in the same investment elections that the employee elected for their pre-tax or after-tax contributions.

DISTRIBUTIONS – Distributions to participants due to disability, retirement, or death are payable, at the participant's election, as a single distribution consisting of whole shares of Kennametal capital stock plus cash for fractional shares, a cash lump-sum or periodic payments for a period not to extend beyond the life (or life expectancy) of the participant or the joint lives (or life expectancy) of the participant and his or her designated beneficiary. If a participant's vested interest in his or her account exceeds $1,000, a participant may elect to defer distribution to a future date as more fully described in the Plan document.
In addition, while still employed, participants may withdraw certain employee and Company contributions if over 59.5, at any time. In the event of an involuntary layoff of six months or more, participants may withdraw Company contributions. Pre-tax employee and Company contributions cannot be withdrawn by participants under age 59.5 for any other purpose except specific hardship reasons.
NOTES RECEIVABLE FROM PARTICIPANTS – Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the excess of the highest outstanding note balance during the previous one-year period over the outstanding balance as of the date of the note or 50% of their account balance as defined by the Plan or the IRC. Principal and interest are paid ratably through payroll deductions. The maximum term permissible for a general-purpose note is 5 years and 30 years for a residential note. The interest rate is determined by the Plan administrator based on existing market conditions and is fixed over the life of the note. Interest rates on notes receivable from participants range from 4.25% to 9.25% at December 31, 2015 and 2014. Notes receivable from participants outstanding at December 31, 2015 have maturity dates ranging from 2016 to 2023.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF ACCOUNTING – The financial statements of the Plan are prepared under the accrual basis of accounting.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by this standard, the Statements of Net Assets Available for Benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.
USE OF ESTIMATES – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.
INVESTMENT VALUATION AND INCOME RECOGNITION – The Plan holds an interest in the net assets of the Kennametal Inc. Master Trust (Master Trust) as of December 31, 2015 and 2014. The Master Trust investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's ERISA Compliance Committee determines the Plan's valuation policies utilizing information provided by its investment advisors, investment consultants, and the custodian. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Gains and losses on securities sold or redeemed are determined on the basis of average cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Plan interest in the Kennametal Inc. Master Trust investment loss includes the Plan’s gain and losses on investments bought and sold as well as held during the year and interest and dividends.
NOTES RECEIVABLE FROM PARTICIPANTS – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded in the period earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
PAYMENT OF BENEFITS – Benefit payments are recorded when paid to participants / beneficiaries.
PLAN EXPENSES – Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Record keeping fees are charged equally to each participant and are classified as administrative fees on the Statement of Changes in Net Assets Available for Benefits. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative fees in the accompanying Statements of Changes in Net Assets Available for Benefits. Investment related expenses are included in the Plan interest in the Kennametal Inc. Master Trust investment loss.
RECENT ACCOUNTING PRONOUNCEMENTS – In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07 Fair Value Measurement (Topic 820) (ASU 2015-07), which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. Removing those investments from the fair value hierarchy not only eliminates the diversity in practice resulting from the way in which investments measured at net asset value per share (or its equivalent) with future redemption dates are classified, but also ensures that all investments categorized in the fair value hierarchy are classified using a consistent approach. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015 and interim periods within those fiscal years. A reporting entity should apply the amendments retrospectively to all periods presented. Early application is permitted. The Plan administrator is currently assessing the impact of ASU 2015-07.

In July 2015, the FASB issued ASU 2015-12 Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.  This ASU reduces the complexity in employee benefit plan reporting.  Part I designates contract value as the only required measure for fully benefit-responsive investment contracts.  Currently, fully benefit-responsive investment contracts are required to be measured at contract value with a reconciliation of contract value to fair value, when these measures differ, on the face of the Plan financial statements.  Part II eliminates the requirement to disclose individual investments representing 5% or more of net assets available for benefits for both participant-directed investments and nonparticipant-directed investments. Additionally, net appreciation or depreciation in investments for the period is no longer required to be disaggregated and disclosed by general type, however, should still be presented in the aggregate.  Part II also requires that investments of employee benefit plans be grouped only by general type, eliminating the need to disaggregate the investments in multiple ways.  Part III provides a practical expedient to permit plans to measure investments and investment-related accounts (e.g., a liability for a pending trade with a broker) as of a month-end date that is closest to the Plan’s fiscal year-end, when the fiscal period does not coincide with month-end. This guidance is effective for fiscal years beginning after December 15, 2015.  A reporting entity should apply the amendments to Parts I and II retrospectively to all periods presented, while Part III should be applied prospectively.  Early application is permitted. The Plan administrator is currently assessing the impact of ASU 2015-12.
SUBSEQUENT EVENTS – As part of a ratified contract with Local Union #1408-74, the Company intends to merge the Plan assets into the Kennametal Thrift Plus Plan (Thrift) in 2016. These will be recorded as transfers of plan assets out of the Plan during the 2016 calendar year. There are no significant changes to the Plan as a result of the merger.  Effective January 1, 2017, all employees in the bargaining unit will participate in the Thrift.

NOTE 3—INVESTMENT IN THE MASTER TRUST
All of the Plan’s investments are held in the Master Trust, which was established for the investment of assets of the plans making up the Kennametal Inc. Program, which consists of Kennametal Savings Plan, Kennametal Retirement Income Savings Plan (KRISP), and Kennametal Thrift Plus Plan (Thrift). The Master Trust offers mutual funds, Common/Collective trusts, Kennametal Inc. capital stock, a Stable Value Fund and a self-directed brokerage account as investment options. Only participants participating in the KRISP and Thrift plans are permitted to invest in Kennametal Inc. capital stock. Each participating plan’s interest in the investment funds (i.e. separate accounts) of the Master Trust is based on the account balances of the participants and their elected investment funds. The Master Trust additions and deductions are allocated among the participating plans in the Program by assigning to each such plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, based on the respective Plan’s asset allocation of fair value, income, and expenses resulting from the collective investment of the assets of the Master Trust. At both December 31, 2015 and 2014, the Plan’s interest in the net assets of the Master Trust was approximately 2%.

Fair value of investments held by the Master Trust at December 31 is as follows:

	2015	2014
Investments, at fair value:
Mutual funds	$232,661,946	$248,273,485
Stable value fund	101,503,302	114,905,014
Common/Collective trusts	211,832,320	212,603,403
Kennametal Inc. capital stock	26,015,315	44,229,424
Self-directed brokerage account	6,208,972	6,368,820
	578,221,855	626,380,146
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,299,898)	(3,627,163)
Net Assets Available for Benefits	$575,921,957	$622,752,983
The following are the changes in net assets for the Master Trust for the year ended December 31, 2015:

Change in net assets:
Net depreciation in fair value of investments	$(29,420,359)
Interest and dividends	15,046,162
Investment Loss	(14,374,197)
Net transfers	(32,456,830)
Decrease in Net Assets	(46,831,027)
Change in net assets:
Beginning of year	622,752,983
End of year	$575,921,957

During 2015, the investment (loss) income for the Master Trust investments (including investments bought and sold, as well as held during the year) (depreciated) appreciated as follows:

2015
Mutual funds	$(9,594,152)
Common/Collective trusts	528,552
Self-directed brokerage account	(458,315)
Kennametal Inc. capital stock	(19,896,444)
Net depreciation in fair value	$(29,420,359)

NOTE 4—FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices to active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical unrestricted assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly including:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:	Inputs are unobservable.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Mutual Funds -
Valued at the daily closing price as reported by the fund. The mutual funds held by the Plan are deemed to be actively traded.

Kennametal Inc. Capital Stock -
Valued at the closing price reported on the active market on which the individual securities are traded.

Stable Value Fund -
The contracts comprise a fully benefit-responsive fund invested primarily in wrapper contracts or synthetic investment contracts. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed-income investments, typically over the duration of the investments, through adjustments to the future interest-crediting rate, the rate earned by participants in the Master Trust for underlying investments.

Common/Collective Trusts -
Investments in Common/Collective trusts are valued using net asset value (NAV) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Master Trust to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. These investments do not have any unfunded commitments as of December 31, 2015 and 2014, and have a nominal redemption period.

Self-Directed Brokerage Account -
The following investment types of the self-directed brokerage account are valued as follows:

Common Stock and Preferred Stock - Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds - Valued at the daily closing price as reported by the fund.
Cash and Cash Equivalents - Value approximates fair value due to the short term of this investment.
Units in Trust - Valued at the quoted NAV at year end.

The methods described above might produce a fair value calculation that might not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial statements could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Master Trust's investments at fair value measurements at December 31, 2015:

	Level 1	Level 2	Level 3	Total
Stable Value Fund	$—	$101,503,302	$—	$101,503,302
Common/Collective trusts:
Balanced funds*	—	211,832,320	—	211,832,320
Kennametal Inc. capital stock	26,015,315	—	—	26,015,315
Mutual funds:
Growth funds	126,551,704	—	—	126,551,704
Value funds	60,609,143	—	—	60,609,143
Index funds	27,663,999	—	—	27,663,999
Fixed income funds	17,837,100	—	—	17,837,100
Self-directed brokerage account:
Common and preferred stocks	2,386,046	—	—	2,386,046
Mutual funds	1,443,690	—	—	1,443,690
Cash and cash equivalents	2,156,741	—	—	2,156,741
Units in trust	222,495	—	—	222,495
Total Investments	$264,886,233	$313,335,622	$—	$578,221,855

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value measurements at December 31, 2015:

	Level 1	Level 2	Level 3	Total
Stable Value Fund	$—	$3,818,678	$—	$3,818,678
Common/Collective trusts:
Balanced funds*	—	3,356,057	—	3,356,057
Kennametal Inc. capital stock	931,069	—	—	931,069
Mutual funds:
Growth funds	1,641,732	—	—	1,641,732
Index funds	1,681,319	—	—	1,681,319
Value funds	1,296,953	—	—	1,296,953
Fixed income funds	267,667	—	—	267,667
Total Investments	$5,818,740	$7,174,735	$—	$12,993,475
* Common/Collective trusts consist of various JP Morgan investments. The investment strategies of these investments are detailed below.

Common / Collective trusts investment strategies:

	JP Morgan	JP Morgan	JP Morgan	JP Morgan	JP Morgan
	SmartRetirement	SmartRetirement	SmartRetirement	SmartRetirement	SmartRetirement
Investment Holdings	2015 Fund	2020 Fund	2025 Fund	2030 Fund	2035 Fund
Domestic equity funds	23.6%	28.6%	33.0%	35.9%	38.2%
International funds	14.0%	18.1%	21.1%	22.3%	24.9%
Taxable fixed income	43.3%	41.9%	35.4%	28.2%	22.4%
Specialty funds	12.8%	9.6%	9.1%	11.6%	12.5%
Money market fund	5.6%	1.0%	0.5%	0.8%	0.9%
U.S. Treasuries	0.7%	0.8%	0.9%	1.2%	1.1%
	100%	100%	100%	100%	100%
Fair value of Master Trust holdings as of December 31, 2015	$28,733,746	$38,158,251	$44,002,883	$33,888,398	$21,780,727

	JP Morgan	JP Morgan	JP Morgan	JP Morgan
	SmartRetirement	SmartRetirement	SmartRetirement	SmartRetirement
Investment Holdings	2040 Fund	2045 Fund	2050 Fund	Income Fund
Domestic equity funds	40.0%	39.6%	40.1%	22.1%
International funds	26.9%	26.4%	26.3%	13.0%
Taxable fixed income	17.7%	18.0%	17.5%	43.0%
Specialty funds	13.2%	13.3%	13.3%	13.3%
Money market fund	0.9%	1.6%	1.7%	7.9%
U.S. Treasuries	1.3%	1.1%	1.1%	0.7%
	100%	100%	100%	100%
Fair value of Master Trust holdings as of December 31, 2015	$19,365,038	$7,039,181	$5,998,882	$12,865,214

The following table sets forth by level, within the fair value hierarchy, the Master Trust's investments at fair value measurements at December 31, 2014:

	Level 1	Level 2	Level 3	Total
Stable Value Fund	$—	$114,905,014	$—	$114,905,014
Common/Collective trusts:
Balanced funds*	—	212,603,403	—	212,603,403
Kennametal Inc. capital stock	44,229,424	—	—	44,229,424
Mutual funds:
Growth funds	130,729,012	—	—	130,729,012
Value funds	70,620,466	—	—	70,620,466
Index funds	27,880,449	—	—	27,880,449
Fixed income funds	19,043,558	—	—	19,043,558
Self-directed brokerage account:
Common and preferred stocks	2,091,809	—	—	2,091,809
Mutual funds	2,366,168	—	—	2,366,168
Cash and cash equivalents	1,625,369	—	—	1,625,369
Units in trust	285,474	—	—	285,474
Total Investments	$298,871,729	$327,508,417	$—	$626,380,146

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value measurements at December 31, 2014:

	Level 1	Level 2	Level 3	Total
Stable Value Fund	$—	$4,147,686	$—	$4,147,686
Common/Collective trusts:
Balanced funds*	—	3,158,084	—	3,158,084
Kennametal Inc. capital stock	1,851,640	—	—	1,851,640
Mutual funds:
Growth funds	1,784,887	—	—	1,784,887
Index funds	1,708,253	—	—	1,708,253
Value funds	1,490,956	—	—	1,490,956
Fixed income funds	280,530	—	—	280,530
Total Investments	$7,116,266	$7,305,770	$—	$14,422,036
* Common/Collective trusts consist of various JP Morgan investments. The investment strategies of these investments are detailed below.

Common / Collective trusts investment strategies:

	JP Morgan	JP Morgan	JP Morgan	JP Morgan	JP Morgan
	SmartRetirement	SmartRetirement	SmartRetirement	SmartRetirement	SmartRetirement
Investment Holdings	2015 Fund	2020 Fund	2025 Fund	2030 Fund	2035 Fund
Domestic equity funds	23.5%	29.3%	32.9%	36.3%	39.2%
International funds	16.4%	20.4%	23.3%	26.2%	28.7%
Taxable fixed income	43.2%	38.2%	30.5%	24.8%	18.8%
Specialty funds	11.2%	9.9%	10.2%	8.7%	9.8%
Money market fund	4.5%	1.5%	2.3%	2.8%	2.3%
U.S. Treasuries	0.6%	0.6%	0.8%	1.2%	1.2%
Exchange-traded notes	0.6%	0.1%	—%	—%	—%
	100.0%	100.0%	100.0%	100.0%	100.0%
Fair value of Master Trust holdings as of December 31, 2014	$35,871,837	$37,337,719	$43,673,814	$31,943,051	$21,027,442

	JP Morgan	JP Morgan	JP Morgan	JP Morgan
	SmartRetirement	SmartRetirement	SmartRetirement	SmartRetirement
Investment Holdings	2040 Fund	2045 Fund	2050 Fund	Income Fund
Domestic equity funds	40.5%	39.5%	39.7%	21.8%
International funds	30.1%	30.0%	29.9%	13.8%
Taxable fixed income	15.3%	16.0%	15.8%	42.1%
Specialty funds	10.5%	10.7%	10.4%	11.7%
Money market fund	2.4%	2.6%	2.9%	9.0%
U.S. Treasuries	1.2%	1.2%	1.3%	0.6%
Exchange-traded notes	—%	—%	—%	1.0%
	100.0%	100.0%	100.0%	100.0%
Fair value of Master Trust holdings as of December 31, 2014	$18,177,416	$5,999,483	$4,993,513	$13,579,128

Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques might require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The Plan evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. There were no significant transfers between levels during 2015 or 2014.

NOTE 5—INVESTMENTS EXCEEDING FIVE PERCENT OF NET ASSETS
The values of individual investments within the Master Trust that represent five percent or more of the Plan’s total net assets as of December 31 were as follows:

	2015	2014
Stable Value Fund*	$3,732,153	$4,016,758
JP Morgan SmartRetirement 2015 Fund	1,786,116	1,862,402
Vanguard Institutional Index Fund	1,646,891	1,670,781
Prudential Jennison Mid-Cap Growth Fund	1,142,470	1,273,779
Vanguard Equity Income Fund Admiral Shares	947,806	1,009,827
Kennametal Inc. capital stock	931,069	1,851,640
*Fair value at December 31, 2015 and 2014 is $3,818,678 and $4,147,686, respectively.

NOTE 6—STABLE VALUE FUND

The Plan has a fully benefit-responsive guaranteed investment contract (Stable Value Fund) with Invesco. Invesco maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract with Invesco is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Master Trust, and in turn, the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contract is presented on the face of the Statements of Net Assets Available for Benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. Contract value, as reported to the Plan by Invesco, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Master Trust and the Plan to transact at contract value with the issuer. Such events include: 1) amendments to the Master Trust or Plan documents (including complete or partial termination of the Master Trust or merger with another plan that does not participate in the Master Trust arrangement), 2) changes to the Master Trust’s prohibition on competing investment options or deletion of equity wash provisions, 3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Master Trust or the Plan, or 4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator believes that any events that would limit the Master Trust’s or Plan’s ability to transact at contract value with participants are probable of not occurring.

The average yield earned by the Plan based on actual earnings was 1.86% and 1.40% for the years ended December 31, 2015 and 2014, respectively. The average yield earned by the Plan based on the interest rate credited to participants was 2.16% and 1.99% for the years ended December 31, 2015 and 2014, respectively.

NOTE 7—TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Plan sponsor by a letter dated February 26, 2015, that the Plan continues to be qualified and the related trust is tax-exempt. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable regulations of the Internal Revenue Code and therefore believe that the Plan is qualified and the related trust is tax-exempt. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain tax position that more likely than not would be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for Plan years prior to December 31, 2012.

NOTE 8—PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA and according to the terms of the collective bargaining agreement. In the event of Plan termination, participants would become 100 percent vested in the Company contributions.

NOTE 9—RISKS AND UNCERTAINTIES

The Plan, through the Master Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 10—RELATED PARTY TRANSACTIONS AND PARTY-IN-INTEREST TRANSACTIONS

One of the investment fund options available to participants is capital stock of Kennametal Inc., the Plan sponsor. The Plan held 48,448 and 51,707 shares of Kennametal Inc. capital stock, or $931,069 and $1,851,640 at December 31, 2015 and 2014, respectively. As a result, transactions related to this investment qualify as party-in-interest transactions.

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN
PLAN NUMBER: 015
EIN: 25-0900168
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Plan Interest in The Kennametal Inc. Master Trust	Master Trust	**	$12,993,475

	PARTICIPANT LOANS*	Interest rates from 4.25% to 9.25%	$—	$225,190
	*	- Designates party-in-interest as defined by ERISA
	**	- Cost omitted for participant directed accounts

SIGNATURES
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Kennametal Retirement Income Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN

Date: June 28, 2016	By:	/s/ Kimberly Kistler
Kimberly Kistler
Plan Administrator